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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO
                       FILED PURSUANT TO RULE 13d-2(b) (1)
                                (Amendment No. 1)

                             MEADE INSTRUMENTS CORP.
                         ------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   583062 10 4
                         ------------------------------
                                 (CUSIP Number)


                                     1/28/98
                         ------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)

         [ ]   Rule 13d-1(c)

         [X]   Rule 13d-1(d)



--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 583062 10 4                 13G                      PAGE 2 OF 5 PAGES

================================================================================
1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Steven G. Murdock
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
       NUMBER OF         5.     SOLE VOTING POWER
        SHARES                           791,666 shares common stock*
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY          6.     SHARED VOTING POWER
         EACH                            N/A
       REPORTING     -----------------------------------------------------------
        PERSON           7.     SOLE DISPOSITIVE POWER
         WITH                            791,666 shares common stock*
                     -----------------------------------------------------------
                         8.     SHARED DISPOSITIVE POWER
                                         N/A
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      791,666 shares common stock*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.0%*
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

              IN
================================================================================


*Includes 29,166 shares subject to options that are currently exercisable or will become exercisable on or before April 9, 1999. Does not include 1,469,326 shares held by the Meade Instruments Corp. Employee Stock Ownership Plan (the "ESOP"). Mr. Murdock is a member of the ESOP Committee and disclaims beneficial ownership of any of the shares owned by the ESOP. If the 1,469,326 shares owned by the ESOP were included, Mr. Murdock would be deemed to beneficially own 2,260,992 shares, or 28.6%. Mr. Murdock is not a participant in the ESOP.

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                                                               Page 3 of 5 Pages

ITEM 1.

         (A)      NAME OF ISSUER:

                  Meade Instruments Corp.

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  6001 Oak Canyon
                  Irvine, California 92620

ITEM 2.

         (A)      NAME OF PERSON FILING:

                  Steven G. Murdock

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  6001 Oak Canyon
                  Irvine, California 92620

         (C)      CITIZENSHIP:

                  U.S.A.

         (D)      TITLE OF CLASS OF SECURITIES:

                  Common Stock

         (E)      CUSIP NUMBER:

                  583062 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         N/A

ITEM 4.  OWNERSHIP:


         (A) Amount Beneficially Owned: 791,666 shares common stock. Includes 29,166 shares subject to options that are currently exercisable or will become exercisable on or before April 9, 1999. Does not include 1,469,326 shares held by the Meade Instruments Corp. Employee Stock Ownership Plan (the "ESOP"). Mr. Murdock is a member of the ESOP Committee and disclaims beneficial ownership of any of the shares owned by the ESOP. If the 1,469,326 shares owned by the ESOP were included, Mr. Murdock would be deemed to beneficially own 2,260,992 shares, or 28.6%. Mr. Murdock is not a participant in the ESOP.

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                                                               Page 4 of 5 Pages

         (B)      Percent of Class:  10.0%

         (C)      Number of Shares as to Which Such Person Has:

                  (i) Sole power to vote or to direct the vote: 791,666 shares common stock
                  (ii)     Shared power to vote or to direct the vote: N/A
                  (iii) Sole power to dispose or to direct the disposition of: 791,666 shares common stock
                  (iv) Shared power to dispose or to direct the disposition of: N/A

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         N/A

ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                               Page 5 of 5 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 1999


                                     By:      /s/ Steven G. Murdock
                                              ----------------------------------
                                              Steven G. Murdock